May 6, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Rexit, Inc.

Ladies and Gentlemen:

We were notified on April 17, 2013 that we will not be reappointed as Rexit, Inc.’s registered public accounting firm.

We have read the “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” section of the Form S-1 of Rexit, Inc. dated May 6, 2013 related to this matter and agree with the statements concerning our firm contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Freed Maxick CPAs, P.C.

Freed Maxick CPAs, P.C.

(formerly Freed Maxick & Battaglia, CPAs, PC)